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J. Bret Treier
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Email jbtreier@vorys.com
March 22, 2010
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn.: Edward M. Kelly, Esq.

Re:	A. Schulman, Inc. Pre-effective Amendment 2 to Registration Statement on Form S-4 Filed March 11, 2010 File No. 333-164085
Dear Mr. Kelly:
     This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated March 18, 2010, related to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-164085) (the “Registration Statement”) filed by A. Schulman, Inc. (“A. Schulman”) relative to its pending acquisition of ICO, Inc. (“ICO”) and the solicitation of proxies by the Board of Directors of ICO. The following paragraphs include each of your comments numbered to match the corresponding comment in your letter followed by A. Schulman’s and/or ICO’s response.
     In conjunction with this letter, A. Schulman is submitting Pre-Effective Amendment No. 3 to the Registration Statement, which shall include the disclosure modifications outlined below. Upon review of this letter and the Registration Statement, as amended, A. Schulman respectfully requests permission to submit by Wednesday, March 24, 2010, its formal request, pursuant to Rule 461 of the Securities Act of 1933, as amended, for effectiveness of the Registration Statement, as amended, to be accelerated to Friday, March 26, 2010, at 9:30 A.M., Eastern Time, or as soon thereafter as practicable.
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Legal Counsel
Securities and Exchange Commission
March 22, 2010

Background of the Merger, page 43
1.	Please disclose how the members of the Special and Strategic Committees were determined.

Response:
              In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (pages 43 – 44 of the amended Form S-4) to include the requested information.
2.	We reissue prior comment 4. Please refer to Item 4(a)(2) of Form S-4.

Response:
              In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (page 44 of the amended Form S-4) to include the requested information.
Presentation by ICO’s Industry Consultant, page 59
3.	Refer to prior comment 5. Please identify the four other companies in ICO’s industry selected by Arthur D. Little, Inc. as providing potential alternatives to a transaction with A. Schulman.

Response:
              In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Presentation by ICO’s Industry Consultant” (page 60 of the amended Form S-4) to include the requested information.

Legal Counsel
Securities and Exchange Commission
March 22, 2010

Closing
     A. Schulman and ICO believe that the foregoing explanations and proposed revisions are responsive to your comments. If you need any additional information, please contact me at (330) 208-1015.

Very truly yours,
/s/ J. Bret Treier, Esq.

cc:	Joseph M. Gingo, Chairman, President and Chief Executive Officer, A. Schulman, Inc.
A. John Knapp, Jr., President and Chief Executive Officer, ICO, Inc.
Craig E. Slivka, Special Counsel, United States Securities and Exchange Commission
David C. Minc, Vice President, Chief Legal Officer and Secretary, A. Schulman, Inc.
Lyle G. Ganske, Esq., Jones Day
James P. Dougherty, Esq., Jones Day
Charlotte Fischer Ewart, Esq., General Counsel and Secretary, ICO, Inc.
Gene J. Oshman, Esq., Baker Botts L.L.P.
Ryan Maierson, Esq., Baker Botts, L.L.P.
David Taylor, Esq., Locke Lord Bissell & Liddell LLP